January 14, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:              Jennifer Riegel

Jeffrey P. Riedler

Re:          Biozone Pharmaceuticals, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed November 29, 2012

File No. 333-176951

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed April 16, 2012

File No. 333-146182

Form 10-Q for the Quarterly Period Ended September 30, 2012

Filed November 14, 2012

File No. 333-146182

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated December 11, 2012 (the “Comment Letter”) relating to the Registration Statement on Form S-1 (the “Registration Statement”) of BioZone Pharmaceuticals, Inc. (“BioZone” or the “Company”) filed on September 21, 2011 and amended on December 19, 2011, July 2, 2012, September 28, 2012 and November 29, 2012. The Company is simultaneously filing Amendment No.5 to the Registration Statement (the “Amendment”). The Company’s responses are set forth below.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Amendment No. 4 to Registration Statement on Form S-1

General

1.	Since you are a reporting company subject to the requirements of the Securities Exchange Act of 1934, you should respond to all comments in this letter which apply to the disclosure included in your Form 10-K or Form 10-Q within ten business days by providing the requested information or by advising us when you will provide the requested response.

Response:

The Company undertakes to apply all comments in this letter to its disclosure in its reports filed pursuant to the requirements of the Securities Exchange Act of 1934.

BioZone Pharmaceuticals, Inc. Consolidated Balance Sheets, page F-2

2.	We note your response to prior comment 6. Given that you determined BioZone Labs Group to be the accounting acquirer and that the Aero Pharmaceuticals, Inc. transaction with BioZone Pharmaceuticals occurred before the reverse merger with BioZone Labs, the financial statement of BioZone Pharmaceuticals Inc. should not make any reference to the acquisition of Aero Pharmaceuticals or any previously recorded goodwill and intangible assets from the Aero acquisition. The acquisition between BioZone Pharmaceuticals and BioZone Labs should have been recorded at the fair value of the assets and liabilities and any goodwill and intangibles in the balance sheet should have been recorded at the time of the acquisition with BioZone Labs and not the prior Aero Pharmaceuticals transaction. Please revise your filing accordingly.

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Response:

The Company has amended its financial statements to properly reflect the acquisition between BioZone Pharmaceuticals, Inc. and BioZone Laboratories to record the fair value of the assets and liabilities of BioZone Pharmaceuticals (the accounting acquiree) at June 30, 2011. We are revising Note 1 to the financial statements as of and for the year ended December 31, 2011 and Note 2 to the interim financial statements for the period ended September 30, 2012 in Amendment No.5 to the Registration Statement.

The consolidated balance sheets included in the filing will not be affected due to the fact that the fair value of the assets and liabilities of BioZone Pharmaceuticals that are being recorded is the same value as the previously recorded amounts that were referred to in the Aero Pharmaceuticals acquisition.

Business Description and Going Concern, page F-4

3.	Previously you disclosed that you acquired 100% of the outstanding common stock of BioZone Laboratories, Inc. on June 30, 2011 and in your most recent S-1, the date now states that the acquisition occurred on September 30, 2011. Please confirm the date of the acquisition and confirm that your financial statements reflect the acquisition as of that date.

Response:

The Company has amended its financial statements to properly reflect that the acquisition between BioZone Pharmaceuticals, Inc. and BioZone Laboratories occurred on June 30, 2011. The reference to September 30, 2011 was an error.

Note 7. Convertible Notes Payable, page F-9

4.	We note your response to prior comment 8. Please provide us a detailed analysis and disclose how you determined that the conversion features of the convertible notes are indexed to your own stock and therefore, not considered a derivative instrument. Cite each literature you are using to conclude why you do not believe the conversion option needs to be bifurcated.

Response:

In accordance with ASC 815-10-15, a conversion option that has a right to a fixed number of shares is considered indexed to the issuer’s stock because the value of the financial instrument is based upon the value of the underlying shares. The Company’s convertible notes are convertible into a fixed number of shares, which is calculated as the principal amount of the note divided by the conversion amount of $.20, resulting in a fixed number of shares being issued.

Note 12 – Contingencies

Litigation, page F-13

5.	We note your response to prior comment 11. Please clarify for each pending litigation discussed an estimate of the range of loss or clarify that such an estimate cannot be made.

Response:

We are unable to provide an estimate of loss contingency at this time and have revised the disclosure in our filing to comply with ASC 450.

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The Company hereby acknowledges the following:

·	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;
·	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
·	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact the undersigned at 201-608-5101 or the Company’s counsel, Jay Yamamoto at 646-810-0604, if you have any questions or comments. Thank you.

Very truly yours,

/s/ Elliot Maza

Elliot Maza

Cc:	Harvey Kesner, Esq.

Sichenzia Ross Friedman Ference LLP

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